Consent of Independent Registered Public Accounting Firm

The Board of Directors
HMS Holdings Corp.:

We consent to the use of our report dated March 14, 2008, with respect to the consolidated balance sheets of HMS Holdings Corp. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007 and the effectiveness of internal control over financial reporting as of December 31, 2007, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus. Our report on the consolidated financial statements refers to the adoption of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment,” as of January 1, 2006.

/s/ KPMG LLP

New York, NY
March 20, 2008